SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

TAT TECHNOLOGIES LTD.
(Name of Registrant)

Giborei Israel 7, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 30, 2022 re TAT Technologies Ltd. Reports Second Quarter 2022 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports results for the Second Quarter of 2022

Netanya, Israel, August 30, 2022 - TAT Technologies Ltd. (NASDAQ: TATT) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month and six-month periods ended June 30, 2022.

Key Financial Highlights:

•
Revenues for the six-month period that ended on June 30, 2022 increased by 2% to $40.7 million compared with $39.9 million in the six-month period that ended on June 30, 2021. Revenues for Q2 2022 were $20.8 million, a decrease of 3.7% compared with $21.6 million in Q2 2021.

•
Gross profit for Q2 2022 was $4 million (19.4% as a percentage of revenues) an increase of 27.8% compared with $3.2 million (14.6% as a percentage of revenues) in Q2 2021.  Gross profit for the six-month period that ended on June 30, 2022 was $7.1 million (17.4% as a percentage of revenues) an increase of 8.1% compared with $6.6 million (16.4% as a percentage of revenues) in the six-month period that ended on June 30, 2021.

•
Adjusted EBITDA for Q2 2022 doubled to $0.9 million compared with $0.4 million in Q2 2021. Adjusted EBITDA for the six-month period that ended on June 30, 2022 was $1.4 million compared with $2.0 million in the six-month period that ended on June 30, 2021.

•
During the first six months of 2021 the company received grants (which were recorded as a decrease of expenses) in the value of $1.9M. Adjusted EBITDA excluding grants increased by $1.3M to $1.4M in the six month period that ended on June 30 2022 compared with $0.1M in the six month period that ended on June 30, 2021 (for more details see the proforma comparison below)

•
Net loss in Q2\22 was ($0.1) million, or loss of ($0.01) per diluted share, compared with a net loss of ($2.5) million, or loss of ($0.3) per diluted share, in Q2\21. For the six-month period that ended on June 30, 2022, net loss was ($1.7) million, or loss of ($0.2) per diluted share compared with a net loss of ($1.9) million, or $(0.2) per diluted share in the six-month period that ended on June 30, 2021.

•	Net loss for Q2\22 and for the six-months period that ended on June 30, 2022 include restructuring expenses of $0.8 million and $1.7 million, respectively.

•	Proforma results comparison, representing 2021 without grants:

Thousands USD	Q2\22	Q2\21	H1\22	H1\21
Revenues	20,775	21,585	40,730	39,945
COGS	16,743	19,847	33,652	34,990
Gross Profit	4,032	1,738	7,078	4,955
GM	19.4%	8.1%	17.4%	12.4%
R&D & SG&M	4,191	4,258	7,884	7,221
EBITDA	886	(1,330)	1,393	69

Mr. Igal Zamir, TAT’s CEO and President commented on the results: “The financial results of the second quarter of 2022 represent a continuous improvement in our results compared to the previous quarter and compared to the same period in 2021. During Q2 of 2022 we managed to increase revenues, improve our gross profit and gross margin and improve our operational cash flow compared to Q1 of 2022. Part of this improvement is a result of cost cutting measures that are part of our restructuring plan. Global supply chain issues continue to affect our business and results. We continue to make enormous efforts to meet our customers’ needs at a time when demand post the COVID-19 pandemic is picking up, but materials and components availability is still problematic”. Mr. Zamir continued: “During this quarter we signed a five-year agreement with one of the world’s largest cargo companies with expected revenues of $50 million over this period. This agreement already contributes revenues and will be part of our growth plan for Q3\22. We continue to work on other opportunities that may result from the strategic agreements that we signed with Honeywell last year”.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, discontinued operation, financial (expenses) income, net, depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	June 30,	December 31,
	2022	2021
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,336	$12,872
Accounts receivable, net	14,490	13,887
Inventory, net	44,220	41,003
Other current assets and prepaid expenses	4,659	4,219

Total current assets	71,705	71,981

NON-CURRENT ASSETS:
Restricted deposit	307	343
Investment in affiliates	1,571	695
Funds in respect of employee rights upon retirement	824	1,157
Deferred income taxes	1,333	1,252
Intangible assets, net	1,727	1,829
Property, plant and equipment, net	35,991	30,462
Operating lease right of use assets	2,954	3,114

Total non-current assets	44,707	38,852
Total assets	$116,412	$110,833

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	1,463	$691
Credit line from bank	3,017	6,008
Accounts payable	8,062	9,093
Accrued expenses	7,014	6,959
Operating lease liabilities	774	1,169
Provision for restructuring plan	1,114	657

Total current liabilities	21,444	24,577

NON CURRENT LIABILITIES:
Long-term loans	16,533	5,979
Liability in respect of employee rights upon retirement	1,178	1,504
Operating lease liabilities	2,137	1,989

Total non-current liabilities	19,848	9,472

Total liabilities	$41,292	$34,049

EQUITY:
Share capital	2,820	2,809
Additional paid-in capital	66,038	65,871
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	(115)	33
Retained earnings	8,465	10,159
Total shareholders' equity	75,120	76,784

Total liabilities and shareholders' equity	$116,412	$110,833

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$7,144	$8,801	$13,463	$12,954	$25,870
Services	13,631	12,784	27,267	26,991	52,103
	20,775	21,585	40,730	39,945	77,973

Cost of goods:
Products	5,826	7,527	11,569	11,138	23,761
Services	10,917	10,905	22,083	22,257	42,942
	16,743	18,432	33,652	33,395	66,703
Gross Profit	4,032	3,153	7,078	6,550	11,270

Operating expenses:
Research and development, net	180	136	153	271	517
Selling and marketing	1,517	1,458	2,852	2,663	5,147
General and administrative	2,494	2,309	4,879	3,932	8,354
Other income	(9)	-	(90)	-	(468)
Restructuring expenses	775	1,897	1,703	2,417	1,755
	4,957	5,800	9,497	9,283	15,305
Operating loss	(925)	(2,647)	(2,419)	(2,733)	(4,035)

Financial income (expenses), net	508	(257)	574	140	(540)
Income (loss) before taxes on income (tax benefit)	(417)	(2,904)	(1,845)	(2,593)	(4,575)

Taxes on income (tax benefit)	(170)	(140)	(63)	(272)	(662)

Income (loss) before share of equity investment	(247)	(2,764)	(1,782)	(2,321)	(3,913)

Share in results of affiliated companies	115	(26)	88	(38)	(76)

Net income (loss) from continued operation	$(132)	$(2,790)	$(1,694)	$(2,359)	$(3,989)

Net income from discontinued operation	-	$307	-	$463	$427

Net loss	$(132)	$(2,483)	$(1,694)	$(1,896)	$(3,562)

Basic and diluted income per share

Net income (loss) per share basic and diluted from continued operation	$(0. 01)	$(0.31)	$(0.19)	$(0.26)	$(0.45)
Net income per share basic and diluted from discontinued	$-	$0.03	$-	$0.05	$0.05
Net income (loss) per share basic and diluted	$(0.01)	$(0.28)	$(0.19)	$(0.21)	$(0.4)

Weighted average number of shares outstanding
Basic	8,886,546	8,874,696	8,886,546	8,874,696	8,874,696
Diluted	8,886,546	8,874,696	8,886,546	8,874,696	8,874,696

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net loss	$(132)	$(2,483)	$(1,694)	$(1,896)	$(3,562)
Other comprehensive income
Net unrealized income from derivatives	(116)	15	(148)	(128)	(76)
Reclassification adjustments for gains (losses) included in net income and inventory	-	-	-	-	(19)
Total comprehensive income (loss)	$(248)	$(2,468)	$(1,842)	$(2,024)	$(3,657)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders
	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive income (loss)	-	-	-	102	-	(5,329)	(5,227)
Share based compensation	-	-	138	-	-	-	138
BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	$13,721	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	$10,159	$76,784
CHANGES DURING THE PERIOD ENDED JUNE 30, 2022 (unaudited):
Comprehensive loss	-	-	-	(148)	-	(1,694)	(1,842)
Exercise of option	11,850	11	56	-	-	-	67
Share based compensation	-	-	111	-	-	-	111
BALANCE AT JUNE 30, 2022 (unaudited)	9,161,019	$2,820	$66,038	$(115)	$(2,088)	8,465	$75,120

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(132)	$(2,790)	$(1,694)	$(2,359)	$(3,989)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	926	1,081	1,899	2,137	4,881
Loss (gain) from change in fair value of derivatives	(9)	(6)	8	(15)	(19)
Provision for doubtful accounts	(45)	42	(45)	42	248
Share in results of equity investment of affiliated Company	(115)	26	(88)	38	76
Share based compensation	62	32	111	58	160
Non cash finance (income) expense	(777)	209	(972)	(331)	(65)
Lease modification	-	-	-	-	(1,315)
Increase (decrease) in provision for restructuring expenses	802	(63)	457	470	657
Liability in respect of employee rights upon retirement	(209)	137	(326)	10	94
Impairment of fixed assets	-	1,800	-	1,800	1,820
Capital gain from sale of fixed assets	(9)	-	(90)		(468)
Deferred income taxes, net	(188)	(144)	(81)	(280)	(686)
Government loan forgiveness	-	-	-	(1,443)	(1,442)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(451)	(1,900)	(1,346)	(3,473)	(2,934)
Decrease (increase) in other current assets and prepaid expenses	(81)	(1,202)	(60)	(1,383)	(959)
Decrease (increase) in inventory	(1,143)	651	(3,365)	1,449	(681)
Increase (decrease) in trade accounts payable	(1,428)	1,484	(892)	1,494	2,571
Increase (decrease) in accrued expenses	161	(256)	119	304	(218)
Net cash provided by operating activities	$(2,636)	$(899)	$(6,365)	$(1,482)	$(2,269)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	9	-	93	-	1,163
Purchase of property and equipment	(3,575)	(1,962)	(7,585)	(9,567)	(16,247)
Purchase of intangible assets	-	(259)	-	(544)	(555)
Cash flows used in investing activities	$(3,566)	$(2,221)	$(7,492)	$(10,111)	$(15,639)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans and credit line received (repayment) from banks	(261)	-	(3,261)	3,000	3,000
Proceeds from long-term loans received	1,976	-	12,480	3,042	3,042
Exercise of options	-	-	67	-	-
Cash flows provided by financing activities	$1,715	$-	$9,286	$6,042	$6,042

Cash flows from discontinued Activities:
Net profit (loss) from discontinued operation	$-	$63	$-	$219	$777
Net cash provided by (used in) discontinued activities	$-	$63	$-	$219	$777

Net increase (decrease) in cash and restricted cash	(4,487)	(3,057)	(4,571)	(5,332)	(11,089)
Cash and restricted cash at beginning of period	13,131	22,029	13,215	24,304	24,304
Cash and restricted cash at end of period	$8,644	$18,972	$8,644	$18,972	$13,215

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2022	2021	2022	2021	2021

Net loss	$(132)	$(2,483)	$(1,694)	$(1,896)	$(3,562)
Adjustments:
Share in results of equity investment of affiliated companies	(115)	26	(88)	38	76
Taxes on income (tax benefit)	(170)	(140)	(63)	(272)	(662)
Financial expenses (income), net	(508)	257	(574)	(140)	540
Depreciation and amortization	974	1,158	1,998	2,265	5,420
Restructuring expenses	775	1,897	1,703	2,430	1,755
Discontinued operation income	-	(307)	-	(463)	(427)
Share based compensation	62	32	111	58	160
Adjusted EBITDA	$886	$440	$1,393	$2,020	$3,300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: August 30, 2022